FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 23 July 2002

Communication to shareholders

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

The ongoing deterioration in the financial markets has led Fortis to decide to clarify its solvency position and guidance for 2002 profit.

Anton van Rossum comments: 'The good news is that Fortis' operational developments for the first six months of the year are in line with expectations as regards both the income and the expense components. Wherever we were able to exert a direct influence, we are succeeding in our plans. We have, for example, realized significant cost synergies in our banking and insurance businesses and improved the margins of major operations in our organisation.'

However, the unforeseen and exceptional conditions in the equity markets could have a heavy impact on the results of the insurance business particularly. For the first time in Fortis' history, the market value of the equity portfolio has fallen below purchase value, and unrealized losses must be charged to operating profit. As an illustration, by 19 July, one of the worst days, unrealized capital losses, which can significantly change subject to market movements, amounted to approximately EUR 0.9 billion (after tax).

Conditions in the financial markets could also have consequences for the stock market-related income of both the banking and the insurance businesses.

However, Fortis' solvency position remains good despite the deteriorating conditions in the financial markets.
Fortis uses for its solvency safe norms with a required minimum that is well above the legal minimum. For example, on 19 July following the recent FRESH capital issue of EUR 1.25 billion, Fortis' core capital was close to EUR 18 billion, or 5% above Fortis' required minimum.

Although the half-yearly operational developments are in line with expectations and solvency continues to be strong, the profit guidance for the full year issued in the first quarter will not be met if the present conditions persist in the financial markets. Fortis is considering what positive action to take, in line with its strategy.

The half-yearly results will be published on 28 August.

Presscontacts:

Brussels:	32 (0) 2 565 35 84	*Utrecht:*	31 (0) 30 257 65 49

Investor Relations:

Brussels:	32 (0) 2 510 53 37	*Utrecht:*	31 (0) 30 257 65 46